1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Joint Announcement dated April 25, 2005	4

1.2	Announcement dated April 25, 2005	7

FORWARD-LOOKING STATEMENTS

The Joint Announcement and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 25, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)

JOINT ANNOUNCEMENT

UPDATE

ON

VERY SUBSTANTIAL ACQUISITION

INVOLVING THE ISSUE OF SHARES AND

CONNECTED TRANSACTIONS

in relation to

Acquisition of 100% of the issued share capital of

Puccini International Limited

The board of directors of TOM and TOM Online announce that based on the Puccini 2004 Audited Accounts, the Earn-out Amount is US$132,094,090 (equal to 7.7 times the 2004 Net Profit) and the Earn-out Consideration will be paid to Cranwood in the following manner:

(i)	US$66,047,045 (being 50% of the Earn-out Amount) will be paid in cash by the end of April 2005; and

(ii)	US$47,547,044 (being US$66,047,045 (being 50% of the Earn-out Amount) less US$18,500,001) will be satisfied by the issue and allotment of shares of TOM Online (credited as fully paid) at an issue price equal to the Average Closing Price.

Accordingly, 304,155,503 Earn-out Consideration Shares (credited as fully paid) at HK$1.21933333 per share were issued and allotted to Cranwood and its nominee on 25 April 2005.

Reference is made to the circular of TOM Group Limited (“TOM”) dated 3 November 2003 in respect of the acquisition of 100% of the issued share capital of Puccini International Limited (“Puccini Acquisition”) and the prospectus of TOM Online Inc. (“TOM Online”) dated 2 March 2004. Unless otherwise defined herein, terms used herein shall have the same meaning as defined in the Circular. Completion of the Puccini Acquisition took place on 19 November 2003.

Payment of Earn-out Consideration

Pursuant to the Sale and Purchase Agreement, the consideration for the Puccini Acquisition comprises the Initial Consideration and the Earn-out Consideration.

The Initial Consideration comprises (i) the sum of US$1 in cash; and (ii) the sum of US$18.5 million, which has been satisfied by the issue and allotment of 96,200,000 new shares of TOM Online at an issue price of HK$1.5 per share, has been paid to Cranwood in 2004.

Pursuant to the Sale and Purchase Agreement, Bright Horizon shall pay the Earn-Out Consideration to satisfy the balance of the consideration for the Puccini Acquisition in the following manner:

(i)	an amount equal to 50% of the Earn-Out Amount will be paid in cash; and

(ii)	an amount equal to 50% of the Earn-Out Amount less US$18,500,001 will be satisfied by the issue and allotment of such number of shares of TOM Online (credited as fully paid) at an issue price equal to the average closing price of shares of TOM Online as quoted on GEM for the 30 trading days (“Average Closing Price”) immediately preceding the date of the auditors’ report on the audited accounts of Puccini for the year ended 31 December 2004 (“Puccini 2004 Audited Accounts”).

Based on the Puccini 2004 Audited Accounts which was issued on 6 April 2005, the consolidated net profit after tax and before extraordinary items of Puccini for the year ended 31 December 2004 (“2004 Net Profit”) was US$17,155,076.63.

The Earn-out Amount is US$132,094,090 (equal to 7.7 times the 2004 Net Profit) and the Earn-out Consideration will be paid to Cranwood in the following manner:

(iii)	US$66,047,045 (being 50% of the Earn-out Amount) will be paid in cash by the end of April 2005; and

(iv)	US$47,547,044 (being US$66,047,045 (being 50% of the Earn-out Amount) less US$18,500,001) will be satisfied by the issue and allotment of shares of TOM Online (credited as fully paid) at an issue price equal to the Average Closing Price.

Accordingly, 304,155,503 new shares of HK$0.01 each in the capital of TOM Online (“Earn-out Consideration Shares”) (credited as fully paid) at HK$1.21933333 per share (being the Average Closing Price immediately preceding the date of the auditors’ report on the Puccini 2004 Audited Accounts) were issued and allotted to Cranwood and its nominee on 25 April 2005.

The Earn-Out Consideration Shares have been issued and allotted pursuant to the general mandate granted to the directors of TOM Online by the written resolutions of the then sole shareholder of TOM Online on 12 February 2004.

Upon the issue and allotment of the Earn-out Consideration Shares, Cranwood and its associates (as defined under the GEM Listing Rules) is deemed to be interested in approximately 9.95% of the issued share capital of TOM Online and approximately 22.86% of the issued share capital of TOM Online is in the public hands.

By Order of the Board	By Order of the Board
TOM GROUP LIMITED Angela Mak	TOM ONLINE INC. Angela Mak
Company Secretary	Company Secretary

Hong Kong, 25 April 2005

As at the date hereof, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Sing Wang	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Tommei Tong	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Holger Kluge
Mr. Wang Lei Lei

As at the date hereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:

Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

*	for identification purpose

Exhibit 1.2

(Stock Code: 8282)

RESIGNATION OF CHIEF OPERATING OFFICER

AND EXECUTIVE DIRECTOR

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) had on 31 March 2005 issued the notice of the Annual General Meeting of the Company (“AGM”) to be held on 26 April 2005 at 11:30 a.m. and despatched the circular of the Company dated 31 March 2005 setting out, inter alia, the details of the retiring directors to be proposed at the AGM.

Mr. Xu Zhiming (“Mr. Xu”) had since then formally tendered his resignation letter as the Chief Operating Officer and an executive director of the Company with effect from 1 May 2005 due to his other commitments. In consideration of the resignation of Mr. Xu, he will not offer himself for re-election at the AGM and the resolution regarding his re-election will not be put to vote by the shareholders of the Company at the AGM.

The Board would like to take this opportunity to express its appreciation for his contribution towards the Company during his term of service.

Mr. Xu confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 25 April 2005

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:

Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose